C. Patrick Gadson pgadson@velaw.com

Tel +1.212.237.0198

March 1, 2024

VIA ELECTRONIC MAIL AND EDGAR

Daniel Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	The Walt Disney Company

Definitive Additional Soliciting Materials filed by Blackwells Capital LLC et al.

Filed February 26, 2024

File No. 001-38842

Dear Mr. Duchovny:

Set forth below is a response on behalf of Blackwells Capital LLC (“Blackwells”), Blackwells Onshore I LLC, Jason Aintabi, Craig Hatkoff, Jessica Schell and Leah Solivan (collectively with Blackwells, the “Blackwells Filers”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated February 27, 2024, with respect to the Blackwells Filers’ investor presentation filed on Form DFAN14A, File No. 001-38842, filed with the Commission on February 26, 2024 (the “Investor Presentation”) in relation to The Walt Disney Company (the “Company” or “Disney”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All capitalized terms used but not defined herein have the same meaning as in the Investor Presentation.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission March 1, 2024 Page 2

Definitive Additional Soliciting Materials

Slide presentation, page 20

1.	You state that you believe Disney’s stock price could reach certain specific amounts given a more concerted effort to incorporate AI in the company’s strategy. Please provide us, supplementally, support for your calculations in reaching the $156.84 and $246.96 figures.

RESPONSE: Blackwells acknowledges the Staff’s comment and respectfully advises the Staff that it calculated the figures using the following analysis and calculations. Since January 1, 2023, large technology companies have increasingly integrated artificial intelligence (“AI”) strategies into their operations. Due in part to this increased focus on AI, certain companies, dubbed “Tech Titans,” have seen significant increases in valuation over the last year, with market capitalizations well in excess of one trillion dollars.1 To calculate the presumed impact of AI and tech innovation, Blackwells compared the market capitalization of the American “Tech Titans” as of January 1, 2023 and as of February 24, 2024.

Market Capitalization

($ in millions)
	1/1/2023	2/24/2024	Total Change $	% increase
AAPL	$2,066,942	$2,818,452	$751,510	36.4%
MSFT	$1,788,218	$3,049,005	$1,260,787	70.5%
GOOGL	$1,145,004	$1,797,397	$652,393	57.0%
AMZN	$856,939	$1,817,688	$960,749	112.1%
NVDA	$359,651	$1,939,844	$1,580,193	439.4%

Total / Average			$5,205,633	143.1%
Weighted Average (January 1, 2023)				45.6%
Weighted Average (February 24, 2024)				129.2%

[1]	See Slide 5, Accel, “Euroscape 2023 – Generation AI”, publicly available at: https://assets.website-files.com/5f217a8e6bc2c8058e803083/652da0d05b332864d89b8445_17%20October%20-%20Accel%202023%20Euroscape.pdf.

Securities and Exchange Commission March 1, 2024 Page 3

Blackwells notes that Nvidia Corporation experienced significantly greater growth throughout this period than the other companies in the sample set and therefore normalized the results using two weighted average calculations: the first, a weighted average increase based on the market capitalizations of the five Tech Titans as of January 1, 2023 (45.6%) and the second, a weighted average increase based on the market capitalizations as of February 24, 2024 (129.2%). Blackwells then applied the two weighted average increases to Disney’s share price as of February 23, 2024 to create a range of valuations that Blackwells believes would reflect the Company’s concerted efforts in AI.

DIS Share Price as of February 23, 2024	$107.74
Low-End: 46% Increase	$156.84
High-End: 129% Increase	$246.96

Although Blackwells does acknowledge that the Company is not a pure play hardware or software manufacturer or developer, as has been widely reported,2 the Company has been increasingly focused on its content streaming business—a business the Company has deployed significant capital and expense to grow and develop.3 In light of this and AI’s potential to be implemented across the Company’s other consumer facing businesses, Blackwells believes that if the Company begins thinking like a tech company—and therefore placing emphasis on AI strategy and integration—the Company will begin to perform like a tech company and will have the potential to grow its market capitalization in a similar manner as the “Tech Titans.”

*          *          *          *          *

[2]	See, e.g., “Reliance and Disney Announce Strategic Joint Venture to Bring Together the Most Compelling and Engaging Entertainment Brands in India” (Feb. 28, 2024), available at https://thewaltdisneycompany.com/reliance-and-disney-announce-strategic-joint-venture-to-bring-together-the-most-compelling-and-engaging-entertainment-brands-in-india/; “ESPN, FOX and Warner Bros. Discovery Forming Joint Venture to Launch Streaming Sports Service in the U.S.” (Feb. 6, 2024), available at https://thewaltdisneycompany.com/espn-fox-and-warner-bros-discovery-forming-joint-venture-to-launch-streaming-sports-service-in-the-u-s/.

[3]	In the Company’s most recent earnings report, it reported operating loss for its combined Direct-to-Consumer streaming business of $216 million and $1.052 billion for the quarters ended December 30, 2023 and December 31, 2022, respectively. See, Current Report on Form 8-K filed by the Company with the Commission on February 7, 2024.

Securities and Exchange Commission March 1, 2024 Page 4

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Jason Aintabi, Blackwells Capital LLC Lawrence S. Elbaum, Vinson & Elkins L.L.P.